UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012.

Commission File No. 333-08880

MEXICAN SATELLITES,

a Mexican Company of Variable Capital

(Translation of registrant’s name into English)

SATÉLITES MEXICANOS, S.A. DE C.V.

Avenida Paseo de la Reforma No. 222, pisos 20 y 21

Col. Juárez

Delegación Cuauhtémoc

México, D.F., 06600,

México (52)55-2629-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form

20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V.

Appointment of the Chief Financial Officer

On October 3, 2012, Satélites Mexicanos, S.A. de C.V. (“Satmex”) announced that, effective as of September 19, 2012, Mr. Juan García-Gayou Facha has been appointed as its Chief Financial Officer. There are no arrangements or understandings between Mr. García-Gayou and any other persons pursuant to which he was selected as Chief Financial Officer. There are also no family relationships between Mr. García-Gayou and any director or executive officer of Satmex and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Prior to joining Satmex, Mr.García-Gayou, 41, served as CFO for ICA Infraestructura, which is the long term investments division at Empresas ICA, a major construction and engineering holding in Mexico. Mr. Garcia-Gayou also served as Director of Finance at Thomson Reuters. Mr. Garcia-Gayou holds a B.S. in Industrial Engineering from Universidad Nacional Autónoma de México (UNAM), a B.S. in Economics from Instituto Tecnólogico Autónomo de México (ITAM), and an MBA from MIT Sloan School of Management.

“Juan has a very solid track record, his skill set and expertise will enhance the management team at Satmex. Juan is an excellent fit to the culture and values that we have at Satmex, I am very pleased to have him on board and I am confident he will guide important efforts that will help the Company achieve its goals.” Says Patricio Northland, CEO at Satmex.

Departure of the Interim Chief Financial Officer

Effective as of September 19, 2012, René Morán Salazar will no longer serve as the Interim Chief Financial Officer of Satmex. He will remain as Satmex’s Financial Planning and Treasury Director.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit 99.1 Press Release of Satélites Mexicanos, S.A. de C.V., dated October 3, 2012.

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date. Actual results in the future could differ materially and adversely as a result of various important factors, including, but not limited to, the impact of changes in national, foreign and regional economies, the volatility in the U.S. and global economies and financial credit markets and the overall demand for the satellite services that Satmex provides, among other risk factors. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Annual Report on Form 20-F for the year ended December 31, 2009 and subsequent Periodic Reports on Form 6-K.

About Satmex

Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”), with coverage to more than 90% of the population of, and more than 45 nations and territories located in, the Americas. Satmex is one of only two privately-held FSS providers based in Latin America. Satmex has designed, procured and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet of satellites for full-time and occasional services in both C-and Ku-Bands consists of three satellites, Solidaridad 2; Satmex 5; and Satmex 6, in contiguous orbital positions.

SATÉLITES MEXICANOS, S.A. DE C.V.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)

Date: October 4, 2012.	By:	/s/ Verónica Gutiérrez Zamora García
Name: Verónica Gutiérrez Zamora García
Title: General Counsel

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